Exhibit 99.1

2-1250 Waverley Street Winnipeg, Manitoba, Canada R3T 6C6 Phone: 204-487-7412 Fax: 204-488-9823

MEDICURE REPORTS SECOND QUARTER FINANCIAL RESULTS FOR FISCAL 2013

WINNIPEG, CANADA – (January 28, 2013) Medicure Inc. ("Medicure" or the "Company") (TSXV:MPH, OTC:MCUJF.PK), a specialty pharmaceutical company, today reported its results from operations for the quarter ended November 30, 2012.

Financial Results
Total net revenue for the three months ended November 30, 2012 was $721,000 compared to $2.2 million for the three months ended November 30, 2011 and $667,000 for the previous quarter ended August 31, 2012.  Net revenue from the sale of AGGRASTAT finished product for the three months ended November 30, 2012 was $721,000 compared to $792,000 for the same quarter last year and $667,000 for the previous quarter ended August 31, 2012.  The decrease in total revenues compared to the same quarter last year relates to a $1.5 million one-time sale of unfinished AGGRASTAT in the previous year.  Sales of AGGRASTAT finished product were consistent with the same period in the prior year and the previous quarter.

Net loss for the quarter was $493,000 or $0.04 per share, compared to net income of $1.1 million or $0.09 per share in the same quarter a year ago and a net loss of $297,000 or $0.02 for the previous quarter.  The net income in the previous year quarter primarily relates to a $1.5 million sale of unfinished AGGRASTAT.

At November 30, 2012, the Company had cash totalling $248,000 compared to $1.1 million as of May 31, 2012.  Cash flows used in operating activities for the three months ended November 30, 2012 were $178,000, compared to cash flows from operating activities of $1.3 million for the three months ended November 30, 2011.  The change in cash from/used in operating activities primarily results from the sale of unfinished AGGRASTAT in the prior year’s quarter described above.

Corporate Developments
On November 1, 2012, the Company announced that it completed a consolidation of the Company’s common shares (“Common Shares”) on the basis of fifteen pre‑consolidation Common Shares for each one post consolidation Common Share.  Effective with the opening of markets on November 2, 2012, the Company’s Common Share’s began trading on a consolidated basis.

Product Developments
The primary ongoing research and development activity is the development and implementation of a new regulatory, brand and life cycle management strategy for AGGRASTAT.

On January 8, 2013, the Company announced that it has filed a supplemental new drug application (sNDA) for the high dose bolus (HDB) dosing regimen of AGGRASTAT.  The Company also announced that it will receive up to $200,000 in grant funding from the Province of Manitoba Commercialization Support for Business (CSB) Program to complete a renal study evaluating the AGGRASTAT HDB regimen in patients with impaired kidney function.  The results of this study will be submitted to the FDA separately to guide appropriate dosing recommendations for the HDB regimen in patients with impaired kidney function.

On September 26, 2012 the Company announced the development of a transdermal delivery formulation of AGGRASTAT’s active ingredient, tirofiban. In vivo proof of principle for the transdermal delivery of therapeutic levels of tirofiban was recently established in animal studies conducted in collaboration with 4P Therapeutics, Inc. (Alpharetta, GA).  4P Therapeutics, a world leader in the research and development of novel transdermal products, has entered into an agreement with the Company’s subsidiary, Medicure International, Inc., to further develop transdermal tirofiban.

As previously announced, the Company is currently conducting a 600 patient clinical trial of AGGRASTAT entitled “Shortened Aggrastat Versus Integrilin in Percutaneous Coronary Intervention” (SAVI‑PCI). The study is evaluating a contemporary dosage regimen that is outside of the product’s current prescribing information.

The Company’s primary, non‑AGGRASTAT research and development activity is TARDOXALTM for the treatment of Tardive Dyskinesia (TD). The Company is currently awaiting interim results from the Phase II clinical study of TARDOXAL, entitled Tardoxal for the Treatment of Tardive Dyskinesia (TEND‑TD).

The Company's ability to continue in operation for the foreseeable future remains dependent upon the effective execution of its business development and strategic plans.

All amounts referenced herein are in Canadian dollars unless otherwise noted.

About AGGRASTAT
AGGRASTAT (tirofiban HCl), in combination with heparin, is indicated for the treatment of acute coronary syndrome, including patients who are to be managed medically and those undergoing PTCA or atherectomy. In this setting, AGGRASTAT has been shown to decrease the rate of a combined endpoint of death, new myocardial infarction or refractory ischemia/repeat cardiac procedure. AGGRASTAT has been studied in a setting that included aspirin and heparin.

Bleeding is the most common complication encountered during therapy with AGGRASTAT. Administration of AGGRASTAT is associated with an increase in bleeding events classified as both major and minor bleeding events by criteria developed by the Thrombolysis in Myocardial Infarction Study group (TIMI). Most major bleeding associated with AGGRASTAT occurs at the arterial access site for cardiac catheterization. Fatal bleedings have been reported. AGGRASTAT should be used with caution in patients with platelet count less than 150,000/mm3, in patients with hemorrhagic retinopathy, and in chronic hemodialysis patients. Because AGGRASTAT inhibits platelet aggregation, caution should be employed when it is used with other drugs that affect hemostasis. The safety of AGGRASTAT when used in combination with thrombolytic agents has not been established. During therapy with AGGRASTAT, patients should be monitored for potential bleeding. When bleeding cannot be controlled with pressure, infusion of AGGRASTAT and heparin should be discontinued.

AGGRASTAT is a parenteral non-peptide, reversible GP IIb/IIIa receptor antagonist that is marketed in the United States by Medicure Pharma, Inc.  Please see the AGGRASTAT Prescribing Information for approved indications, dosage regimens and safety related information. The AGGRASTAT dosing regimen and the treatment setting studied in the SAVI-PCI study have not been approved by the FDA.

About Medicure Inc.
Medicure is a specialty pharmaceutical company focused on the development and commercialization of novel small molecule therapeutics.  The primary focus of the Company and its subsidiaries is the marketing and distribution of AGGRASTAT (tirofiban HCl) for acute coronary syndromes in the United States, where it is sold through the Company’s US subsidiary, Medicure Pharma, Inc.  For more information on Medicure please visit www.medicure.com.

For more information, please contact:

Dawson Reimer
President & COO
Tel. 888-435-2220
Fax 204-488-9823
E-mail: info@medicure.com
www.medicure.com

To be added to Medicure’s e-mail list, please visit:
http://www.medicure.com/news.html

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward Looking Information: Statements contained in this press release that are not statements of historical fact, including, without limitation, statements containing the words “believes”, “may”, “plans”, “will”, “estimates”, “continues”, “anticipates”, “intends”, “expects” and similar expressions, may constitute “forward-looking information” within the meaning of applicable Canadian and U.S. federal securities laws (such forward-looking information and forward-looking statements are hereinafter collectively referred to as “forward-looking statements”). Forward-looking statements are based on the current assumptions, estimates, analysis and opinions of management of the Company made in light of its experience and its perception of trends, current conditions and expected developments, as well as other factors which the Company believes to be relevant and reasonable in the circumstances. Inherent in forward-looking statements are known and unknown risks, uncertainties and other factors beyond the Company’s ability to predict or control that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements, and as such, readers are cautioned not to place undue reliance on forward-looking statements. Such risk factors include, among others, the Company’s future product revenues, stage of development, additional capital requirements, risks associated with the completion and timing of clinical trials and obtaining regulatory approval to market the Company’s products, the ability to protect its intellectual property, dependence upon collaborative partners, changes in government regulation or regulatory approval processes, and rapid technological change in the industry. Such statements are based on a number of assumptions which may prove to be incorrect, including, but not limited to, assumptions about: general business and economic conditions; the impact of changes in Canadian-US dollar and other foreign exchange rates on the Company’s revenues, costs and results; the timing of the receipt of regulatory and governmental approvals for the Company’s research and development projects; the availability of financing for the Company’s commercial operations and/or research and development projects, or the availability of financing on reasonable terms; results of current and future clinical trials; the uncertainties associated with the acceptance and demand for new products and market competition. The foregoing list of important factors and assumptions is not exhaustive. The Company undertakes no obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of factors, other than as may be required by applicable legislation. Additional discussion regarding the risks and uncertainties relating to the Company and its business can be found in the Company’s other filings with the applicable Canadian securities regulatory authorities or the US Securities and Exchange Commission, and in the “Risk Factors” section of its Form 20F for the year ended May 31, 2012.